

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2020

<u>Via E-mail</u>
Mr. R. LaDuane Clifton
Chief Financial Officer
KemPharm, Inc.
1180 Celebration Boulevard, Suite 103
Celebration, FL 34747

    Re: **KemPharm, Inc.**
        Form 10-Q for the quarterly period ended September 30, 2019
        Exhibit No. 10.8 Collaboration and License Agreement
        Filed November 14, 2019
        File No. 001-36913

Dear Mr. Clifton:

    We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

        Sincerely,

        Division of Corporation Finance